CERTIFICATE OF DESIGNATION
OF THE RIGHTS, PREFERENCES, PRIVILEGES
AND RESTRICTIONS, WHICH HAVE NOT BEEN SET
FORTH IN THE ARTICLES OF INCORPORATION
OR IN ANY AMENDMENT THERETO, OF THE
SERIES A 10% REDEEMABLE PREFERRED STOCK
OF
FORELAND REFINING CORPORATION

The undersigned, David Sealock, hereby certifies that:

A.   This filing is pursuant to Section 21.052 of the BOC.

B.   He is the Chief Executive Officer of Foreland Refining Corporation, a Texas corporation (the "**Corporation**").

C.   The Certificate of Incorporation of the Corporation, as amended, authorizes a class of stock designated as Preferred Stock, with a par value of $0.001 per share (the "**Preferred Class**"), comprising seventy five thousand (75,000) shares, and provides that the Board of Directors of the Corporation may fix the terms, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any, of the Preferred Class.

D.   The Board of Directors believes it in the best interests of the Corporation to create a new series of preferred stock consisting of fifty thousand (50,000) shares and designated as the "**Series A 10% Redeemable Preferred Stock**" having certain rights, preferences, privileges, restrictions and other matters relating to the Series A 10% Redeemable Preferred Stock.

E.   None of the Series A 10% Redeemable Preferred Stock is issued or outstanding.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby fix and determine the rights, preferences, privileges, restrictions and other matters relating to the Series A 10% Redeemable Preferred Stock as follows:

1.   <u>Definitions</u>. For purposes of this Certificate of Designation, the following definitions shall apply:

        1.1.   "**Available Funds and Assets**" means the funds and assets of the Corporation that may be legally distributed to the Corporation's shareholders.

        1.2.   "**Board**" means the Board of Directors of the Corporation

        1.3.   "**BOC**" means the Business Organizations Code of the State of

Texas.

        1.4.   "**Change of Control Transaction**" means a sale, conveyance or other disposition of all or substantially all of the property or business of the Corporation (other than to a wholly-owned subsidiary of the Corporation), or a merger or consolidation with or into any other corporation or other entity or other business transaction or series of related transactions as a result of which an entity or person becomes the beneficial owner, directly or indirectly, of more than fifty per cent (50%) of the voting power of the voting stock of the Corporation; provided that a Change of Control Transaction shall not include any transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof occurs.

        1.5.   "**Common Stock**" means the common stock, $0.001 par value per share, of the Corporation.

        1.6.   "**Common Stock Dividend**" means a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

        1.7.   "**Corporation**" has the meaning set forth in Recital A above.

        1.8.   "**Distribution**" means the transfer of cash or property by the Corporation to one or more of its stockholders without consideration, whether by dividend or otherwise (except a dividend in shares of Corporation's stock).

        1.9.   "**Holder**" means a holder of the Series A 10% Redeemable Preferred Stock.

        1.10.   "**Liquidating Event**" means the first to occur of any of the following events: (i) a Change of Control, (ii) the agreement of the holders of both a majority of the Corporation's Common Stock and the Series A 10% Redeemable Preferred Stock, (iii) the entry of a decree of dissolution under the applicable statute in Texas, or (iv) if required by the BOC.

        1.11.   "**Liquidation Preference**" has the meaning set forth in Section 3.1 below.

        1.12.   "**Original Issue Date**" means the date the Holder first takes ownership of the Share.

        1.13.   "**Original Issue Price**" means $100.00 per Share.

        1.14.   "**Person**" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

1.15. "**Preferred Class**" has the meaning set forth in <u>Recital C</u> above.

1.16. "**Royalty Payment**" has the meaning set forth in Section 2.2 below.

1.17. "**Series A Preferred Stock**" means the Series A 10% Redeemable Preferred Stock, $0.001 par value per share, of the Corporation.

1.18. "**Share**" means a share of Series A 10% Redeemable Preferred Stock.

2. <u>Dividend Rights and Royalty Payments</u>.

2.1 *Annual Dividends*. The Holders of the outstanding Series A Preferred Stock shall be entitled to receive, out of any funds and assets of the Corporation legally available therefore, dividends in an amount equal to ten percent (10%) of the Original Issue Price per annum, calculated on the actual number of days elapsed and a 365-day year. The dividends shall accrue and be paid in cash to the holder of the Series A Preferred Stock within fifteen (15) days of the end of each calendar year. Dividends on the Series A Preferred Stock shall be cumulative, so that if dividends required to be paid on said shares for any annual period have not been paid, the amount of the deficiency shall be paid in full, without interest, together with any dividends due for the current annual period, before any Distribution of any kind shall be paid to the holders of the Common Stock. No dividends shall be paid, and no Distribution shall be made, with respect to the Common Stock unless all accrued dividends and Royalty Payments have been paid or declared and set apart for payment to the Holders of the Series A Preferred Stock simultaneously.

2.2 *Royalty Payments*. Holders of the Series A Preferred Shares shall be paid a royalty of $0.75 (for every $1 million in value of Series A Preferred Shares issued and outstanding, or part thereof) per barrel of crude oil refined and sold by the Corporation at all times while the Series A Preferred Shares are outstanding. Holders shall be allocated their pro rata portion of the Royalty Payment based on the number of Series A Preferred Shares held by them divided by the total number of Series A Preferred Shares outstanding. The Royalty Payment shall be paid to the Holders within thirty (30) days of the Corporation's annual financial statements being audited and filed with the SEC as part of its parent company's, Sky Quarry Inc. ("**Sky Quarry**" or "**Parent Company**"), obligations to file a Form 10-K with the SEC ("**Royalty Payment Date**"). The amount of the annual Royalty Payment shall not exceed an aggregate return of more than twenty-five percent (25%) per annum to the Holders of the Series A Preferred Shares, inclusive of the annual 10% dividend.

3. <u>Liquidation Rights</u>. In the case of a Liquidating Event, whether voluntary or involuntary, the Available Funds and Assets shall be distributed in the following manner:

3.1. *Series A Preferred Stock*. The Holders of each share of Series A

Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock, an amount per share equal to: (i) the Original Issue Price, plus all accrued and unpaid dividends, plus (ii) all accrued and unpaid Royalty Payments ((i) and (ii) above shall be collectively referred to as the "**Liquidation Preference**"), subject to the terms of Section 2 above. If upon a Liquidating Event, the Available Funds and Assets shall be insufficient to permit the payment to Holders of their full Liquidation Preference amount as described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the Holders of the then outstanding Series A Preferred Stock pro rata, according to the number of outstanding Shares held by each holder thereof.

3.2. *Payments to Holders of Common Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of such amount as required to be paid to the holders of shares of Series A Preferred Stock under Section 3.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Liquidating Event, the consideration not payable to the Holders of shares of Series A Preferred Stock pursuant to Section 3.1 or the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

3.3. *Non-Cash Consideration*. If any assets of the Corporation distributed to shareholders in connection with a Liquidating Event are other than cash, then the value of such assets shall be their fair market value as determined by the Board.

4. Redemption Rights. The Series A Preferred Stock shall be redeemed by the Corporation on the date that is five (5) years after the date of issuance ("**Automatic Redemption Date**") at a price equal to Original Issue Price, plus all accrued and unpaid dividends ("**Redemption Price**"). If the shares of Series A Preferred Stock are redeemed prior to the Automatic Redemption Date between the date of issuance and the date that is: (i) thirty-six (36) months thereafter, the shares of Series A Preferred Stock may be redeemed by the Corporation in whole or in part in its sole discretion at a price equal to 110% of the Redemption Price, plus the payment of accrued but unpaid Royalty Payments; (ii) between thirty-six (36) months and forty-eight (48) months after the issuance of the shares of Series A Preferred Stock, the shares may be redeemed by the Corporation in whole or in part in its sole discretion at a price equal to 105% of the Redemption Price, plus the payment of accrued but unpaid Royalty Payments; or (iii) between forty-eight (48) months after the issuance of the shares of Series A Preferred Stock and the Automatic Redemption Date, the shares may be redeemed by the Corporation in whole or in part in its sole discretion at a price equal to 103% of the Redemption Price, plus the payment of accrued but unpaid Royalty Payments. If the Series A Preferred Stock is redeemed prior to the Automatic Redemption Date, the Holder shall be entitled to receive their Royalty Payment through the date of redemption without premium. Any redemptions made by the Corporation prior to the Automatic Redemption Date shall be made pro rata amongst all Holders of Series A Preferred Stock. The Company shall not redeem or repurchase any

shares of its capital stock while the Preferred Stock is outstanding. Additionally, the Company shall be required to redeem all of the shares of Series A Preferred Stock outstanding prior to or in connection with the sale of the Company or the sale of all or substantially all of its assets.

5.   Reorganization.

5.1.   *General Provisions*. In case, at any time after the Effective Date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another Person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other Person, the Series A Preferred Stock shall remain an obligation of the Corporation. The provisions of this Section 5.1 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions of the Corporation.

5.2.   *No Impairment*. The Corporation will not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Certificate of Designation, avoid or seek to avoid the observance or performance of any of the material terms to be observed or performed hereunder by the Corporation, but will at all times in good faith reasonably assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders against impairment. This provision shall not restrict the Corporation from amending its Articles of Incorporation in accordance with the BOC and the terms hereof.

6.   Voting Provisions.

6.1.   The Series A Preferred Stock does not have any voting rights. However, Holders of the Series A Preferred Stock shall have consent rights with respect to: (i) taking actions adversely affecting the rights, preferences and privileges of the Series A Preferred Stock (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Series A Preferred Stock. The consent of a minimum of eighty percent (80%) of the number of shares of Series A Preferred Stock outstanding are required to approve all matters described in this Section 6.1.

7.   Protective Provisions. The Corporation may not take any of the following actions without the approval of at least eighty percent (80%) of the outstanding shares of Series A Preferred Stock: (i) a Liquidating Event, (ii) amend, alter, or repeal any provision of the Corporation's organizational documents so as to materially and negatively change the rights, preferences or privileges of the Series A Preferred Stock, or (iii) repurchase any shares of its Common Stock or preferred stock outstanding.

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We further declare under penalty of perjury under the laws of the State of Texas that the matters set forth in this certificate are true and correct of our own knowledge. The Corporation has caused this Certificate of Designation of Series A Preferred Stock to be duly executed by its Chief Executive Officer on June 23, 2025.

_____
David Sealock, CEO